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QUICK LAW GROUP PC

900 WEST PEARL STREET
SUITE 300

BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

VIA EDGAR

May 11, 2012

Jay Ingram, Esq.

Jessica Dickerson, Esq.

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

B-Maven, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed May 9, 2012

File No. 333-176376

Dear Mr. Ingram and Ms. Dickerson,

Thank you for your comment letter of May 4, 2012 regarding Amendment No. 4 to the Registration Statement on Form S-1 of B-Maven, Inc. (the “Company”).  Based on your comments and current business status of the Company, the Company has filed Amendment No. 5 to the Registration Statement on Form S-1 (the “Amendment”).  Please see the Company’s responses below as they relate to the comment letter.

________________________

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to: Describe how and when a company may lose emerging growth company status; Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and State your election under Section 107(b) of the JOBS Act: If you have elected to opt out of the extended transition period for  complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company..

Response:  The Company has updated and added the necessary disclosure related to the recently enacted Jumpstart Our Business Startups Act. Specifically, please see pages 10, 12, 17, and 26 of the Amendment.

Securities and Exchange Commission

May 11, 2012

Prospectus Summary, page 4

2.

We note your revised disclosure in the seventh paragraph on page 4. In the first sentence of this paragraph, you state that “BMI has developed a full spectrum of skin care products . . . .” This statement appears to contradict your other statements in this paragraph. For example, you reference that you are “currently developing and testing” your products, and in the last sentence, you discuss qualities you expect your products to have “once developed.” Please revise this paragraph, as well as your disclosure throughout the prospectus, so that it accurately and consistently reflects the current stage of your product development and operations. In this regard, we note other inconsistencies in the prospectus including, but not limited to, your statement in the penultimate paragraph on page 24 that you will “begin work on the product formulas” after the offering has been completed and proceeds have been received.

Response:  As requested, the Company updated its disclosure on page 4 as well as where necessary to remove inconsistencies in its prospectus.

Risk Factors, page 6

Risks Related to Our Common Stock, page 12

You may have limited access to information regarding our business . . . , page 17

3.

Please revise the disclosure in this risk factor and on page 44 so that the shareholder thresholds you reference reflect the changes made by the Jumpstart Our Business Startups Act.

Response:  As requested, the Company updated its disclosure on page 44 to reflect the changes made by the Jumpstart Our Business Startups Act.

Use of Proceeds, page 17

4.

It is unclear to us why you now state that only $7,500, rather than $10,000, of the legal fees will be paid if you collect the maximum offering proceeds. Please clarify your intended use of the remaining $2,500.

Response:  As requested, the Company has updated its disclosure on page 17. The Company through its agreement with our firm is only required to pay $7,500 from the maximum offering proceeds, however it does not preclude them from paying more if available. The Company will have incurred significant costs and any number of these costs will be used to pay for from the maximum proceeds.

The Offering, page 18

5.

We note your response to comment three of our letter dated December 9, 2011. Specifically, we note the only change in your “escrow arrangement” is the change in the “escrow agent.” Accordingly, we are still unable to agree with your conclusion that this arrangement for Quick Law Group, P.C. to hold offering proceeds is properly characterized as an escrow arrangement. Please revise your disclosure accordingly.

Response:  In lieu of the previous escrow agreement, the Company has entered into a fund retention agreement with its present counsel the Quick Law Group, P.C. as fund retention agent.  The Company continues to  believe that the arrangement set forth in this agreement affords the Company and its potential investors an assurance that the offering will be conducted in accordance with the applicable law and also addresses any concerns that the term “escrow” may imply a situation different than the actual terms of the agreement.  As with the escrow agreement, none of the proceeds will be distributed to any entity besides the Company as has been disclosed in the registration statement. The necessary disclosure has been provided throughout the document reflecting the arrangement with our firm.

Securities and Exchange Commission

May 11, 2012

Management’s Discussion and Analysis, page 22

Operations, page 22

6.

We note your response to comment four of our letter dated December 9, 2011, and we reissue the comment in part. Please provide a timeline for the completion of your business plan assuming you raise 75%, 50%, 25%, and 10% of the required funding.

Response:  Again we reiterate our response to comment four of your letter date December 9, 2011. The timeline does not change whether we receive 75%, 50%, 25% or 10% of the offering proceeds. The Company will need to raise additional capital to fully push forth on its business plan. This has been disclosed throughout the document and adequately describes the Company’s intentions.

7.

We note your response to comment five of our letter dated December 9, 2011. Specifically, we note your statement on page 24 that you can maintain the business for at least 12 months in part through short term loans from friends and family members which you “currently have in place.” Please either clarify what you mean by “currently have in place” or remove this language as it gives the appearance that you have commitments for financing from friends and family members. In this regard, we note the apparent inconsistent disclosure in which you state that you currently have “no sources of financing and no commitments for financing.” Additionally, please disclose that you do not and will not accrue compensation for Ms. Jones’ services, as indicated in your response to the comment.

Response:  As requested, the Company has updated its disclosure on page 24 to reflect that no written agreements in place for commitments on financing from friends and family members. The Company has further clarified in its disclosure that Ms. Jones’ service will not be accrued as compensation and will continue to work for free.

Seasonality, page 27

8.

On page 8, we note you discuss seasonality during the winter. Please provide similar disclosure in this section.

Response:  As requested, the Company has updated its disclosure on page 27.

Business, page 27

Proposed Products, page 29

9.

In the fourth paragraph, you refer to fiscal year 2012 when it appears you mean fiscal year 2013. You make a similar statement in the last paragraph on page 30. Please revise your disclosure as appropriate.

Response:  The Company believes from its understanding of financial reporting and the difference between fiscal and calendar year reporting that fiscal year 2012 begins on July 1, 2012 and ends on June 30, 2013, whereby the disclosure appears to be correct as to the timing on proposed products. Fiscal year 2013 would be invariably begin on July 1, 2013 and end June 30, 2014 almost two years away.

Certain Relationships and Related Transactions, page 35

10.

Please identify Quick Law Group, P.C. as a promoter. Refer to the definition of “promoter” in Rule 405 of Regulation C.

Response:  As requested, the Company has revised its disclosure relative to the law firm and its description as a “promoter.”  Specifically, although the Quick Law Group, P.C. might be deemed a “promoter” by virtue of the fact that the firm may be effectively financing this offering through the deferral of legal fees, the Company and the undersigned believe these activities do not constitute the taking of "initiative in founding and organizing the business or enterprise of an issuer," as set forth in the definition of "promoter" in Rule 405.

Securities and Exchange Commission

May 11, 2012

Plan of Distribution, page 39

11.

We note your response to comment nine of our letter dated December 9, 2011. Please disclose in the prospectus that you do not have a formal arrangement or understanding with the market maker you identify as having agreed to file an application with FINRA on your behalf.

Response:  As requested, the Company has updated its disclosure regarding the market maker and indicated that it does not have a formal agreement to file an application with FINRA on the Company’s behalf.

Exhibits, page II-2

12.

Please tell us why you continue to include the opinion provided by Gary B. Wolff, P.C., the original subscription agreement, and the original escrow agreement as exhibits to the registration statement.

Response:  It is ours and the Company’s understanding that all agreements whether in effect or not, when filed as exhibits to a registration statement must continue to be referenced in the Exhibits list. The Company has removed the prior consent letters and their exhibit references as they are superseded with each pre-effective amendment, however we believe the reference to the original subscription and escrow agreement is required.

____________________________

The Company and the undersigned strive to provide the best possible disclosure to the investing public.  We hope the above responses and the revised disclosure in the Amendment have addressed appropriately all of the Staff’s comments.  Should you require any further information or have any questions, please feel free to call the undersigned, Jeffrey M. Quick, at (720) 259-3393.

Sincerely,

/s/ Jeffrey M. Quick

Quick Law Group PC